        UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                       (Amendment No. 7)*

                        Informedics, Inc.
                        (Name of Issuer)

                  Common Stock, $0.01 par value
                 (Title of Class of Securities)

456 77 P101
(CUSIP Number)

Check the following space if a fee is being paid with this statement / /. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1: Name of reporting person; S.S. or I.R.S. identification no. of above person:

          John Tortorici; ###-##-####

Item 2:   Check the appropriate box if a member of a group:

          (a)
          (b)

Item 3:   SEC use only:

Item 4:   Citizenship or place of organization:

          United States of America

Number of shares beneficially owned by each reporting person with:

Item 5:   Sole voting power:

          255,285 (includes 56,452 shares that John Tortorici has the right to acquire)

Item 6:   Shared voting power:

          0

Item 7:   Sole dispositive power:

          255,285 (includes 56,452 shares that John Tortorici has the right to acquire)

Item 8:   Shared dispositive power:

          0

Item 9: Aggregate amount beneficially owned by each reporting person:

          255,285

Item 10: Check box if the aggregate amount in row (9) excludes certain shares:

          N/A

Item 11:  Percent of class represented by amount in row 9:

          9.46

Item 12:  Type of reporting person:

          IN
Item 1(a)      Name of Issuer:

               Informedics, Inc.


Item 1(b)      Address of Issuer's Principal Executive Offices:

               4000 Kruse Way Place, Building 3, Suite 210
               Lake Oswego, Oregon  97035


Item 2(a)      Name of Person Filing:

               John Tortorici


Item 2(b)      Address of Principal Business Office, or, if none,
               Residence:

               4000 Kruse Way Place, Building 3, Suite 210
               Lake Oswego, Oregon  97035


Item 2(c)      Citizenship:

               United States of America


Item 2(d)      Title of Class of Securities:

               Common Stock


Item 2(e)      CUSIP Number:

               456 77 P101


Item 3         If this statement is filed pursuant to Rules
               13d-1(b) or 13d-2(b), check whether the person filing is a:

               Not applicable

Item 4         Ownership.

               The following information is as of December 31, 1995:

               (a)  Amount Beneficially Owned:

                    255,285 shares

               (b)  Percent of Class:

                    The shares represent 9.46 percent of the class

               (c)  Number of shares as to which such person has:

                    (i)    Sole power to vote or to direct the
                           vote:  255,285 (includes 56,452 shares
                           that John Tortorici has the right to
                           acquire)

                    (ii)   Shared power to vote or to direct the
                           vote:  0

                    (iii)  Sole power to dispose or to direct the
                           disposition of:  255,285 (includes
                           56,452 shares that John Tortorici has
                           the right to acquire)

                    (iv)   Shared power to dispose or to direct
                           the disposition of:  0


Item 5         Ownership of Five Percent or Less of a Class:

               Not applicable


Item 6         Ownership of More Than Five Percent on Behalf of
               Another Person:

               Not applicable


Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

               Not applicable

Item 8         Identification and Classification of Members of the
               Group:

               Not applicable


Item 9         Notice of Dissolution of Group:

               Not applicable


Item 10        Certification:

               Not applicable



                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.




                                   February __, 1996



                                   /s/ John Tortorici
                                   ______________________________
                                   (Signature)



                                   John Tortorici
                                   ------------------------------


ATTENTION:     Intentional misstatements or omissions of fact
               constitute federal criminal violations (See 18 USC
               1001)